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SEC
Mail Processing
Section

MAR 0 4 2014

Washington, DC
124

SECI 14049334 ISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 18181 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Golf Host Securities, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36750 US Highway 19 North
(No. and Street)

Palm Harbor, FL 34684
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra J Nobile, 727-942-5210
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Debra J Nobile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golf Host Securities, Inc, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

DONNA A. LINDNER
Commission # EE 845609
Expires February 19, 2017
Bonded Thru Troy Fain Insurance 800-385-7019

Donna A Lindner 12/31/2013

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

March 25, 1988

Mr. Richard L. Akin
Assistant Treasurer
Golf Hosts, Inc.
Post Office Drawer 1088
Tarpon Springs, Florida 34688-1088

Dear Mr. Akin:

This is in response to your August 31, 1987 letter wherein you requested a review of the Division of Market Regulation's (the "Division") view that an exemption from filing audited annual financials, as required by paragraph (d) of Rule 17a-5 of the Securities and Exchange Act of 1934 (the "Act") (17 C.F.R. §240.17a-5), was unavailable to Golf Hosts Securities, Inc. ("Securities").

I understand the pertinent facts to be as follows: Golf Hosts, Inc. ("Golf Hosts") is the parent company of both Golf Host Resorts, Inc. ("Resorts") and Securities. Resorts owns and operates Innisbrook Resort and Golf Club in Tarpon Springs, Florida ("Innisbrook") and Tamarron Inn & Golf Club in Durango, Colorado ("Tamarron"). Securities is a registered broker-dealer. Securities acts as a broker (agent) for Innisbrook and Tamarron in soliciting subscriptions for securities. As of February 20, 1987, Innisbrook was merged with and into Tamarron. On March 1, 1988, Golf Hosts Securities, Inc. filed its audited report of financial statements, as required by paragraph (d) of Rule 17a-5, for the calendar year ending December 31, 1987.

Securities is required, pursuant to the provisions of paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. Such report must be as of the same fixed or determinable data each year unless a change is approved by the Commission. Securities chose December 31 as its audit date; therefore, Securities was required to prepare a certified annual report as of December 31, 1987.

Received Golf Hosts

MAR 30 1988

R. L. AKIN

In light of Securities having filed its audited annual report for the 1987 calendar year, Securities no longer needs exemptive relief from that requirement. With regards to the requirement that Securities file certified financials in 1988, it would appear that due to the merger of Innisbrook and Tamarron, Securities' business is now limited to acting as a broker (agent) for a single issuer.

It is the view of the Division that the exemption provided in paragraph (e) of Rule 17a-5 is available only to a broker or dealer whose securities business has been limited, since the date of the previous financial statements or report filed pursuant to Rule 15b1-2 (17 C.F.R. §240.15b1-2) under the Act, to acting as a broker (agent) for a single issuer. On the basis of your August 31, 1987 letter, subsequent correspondence, and the above facts and representatives, it would appear that Securities would qualify for the exemption from filing audited financial as is provided in Rule 17a-5(e)(e)(1)(A) (17 C.F.R. §240.17a-5(e)(1)(i)(A)) of the Act.

Sincerely,

K. Susan Grafton

K. Susan Grafton
Staff Attorney

cc: Kenneth Newman
Atlanta Regional Office

Elizabeth Wollin - Automated Reports
National Association of Securities Dealers, Inc.

Salamander Innisbrook Securities
Balance Sheet
December 31, 2013

| | 12/31/13 |
|---|---|
| **Assets** | |
| Cash Account | $75,644 |
| Accounts Receivable | 0 |
| Inventory | 0 |
| Prepaid Expenses | 6,184 |
| InterCompany | (63,498) |
| Deposits | 0 |
| Property Plant & Equipment | 765 |
| Deferred Expenses | 0 |
| Total Assets | 19,095 |
| **Liabilities** | |
| Accounts Payable | 623 |
| Accrued Liabilities | 10,516 |
| Other Current Liabilities | 0 |
| Notes Payable - Short term | 0 |
| Notes Payable - Long Term | 7,358 |
| Total Liabilities | 18,497 |
| **Owner's Equity** | |
| Owner's Contributions | 60,437 |
| Owner's Withdrawals | |
| Retained Earnings | (2,931) |
| Retained Earnings Current Year | (56,908) |
| Total Owner's Equity | 598 |
| Total Liabilities and Owner's Equity | 19,095 |

Salamander Innisbrook Securities
Profit & Loss Statement
For the Twelve Months Ending December 31, 2013

| Current Month | | | | | | | Description | Year-To-Date | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Actual | % | Budget | % | Variance | Last Yr | % | | Actual | % | Budget | % | Variance | Last Yr | % |
| | | | | | | | Revenue | | | | | | | |
| $37,006 | 0.0% | $0 | 0.0% | $37,006 | $53,415 | 0.0% | Commissions Other | $234,368 | 0.0% | $0 | 0.0% | $234,368 | $317,126 | 0.0% |
| 37,006 | 0.0% | 0 | 0.0% | 37,006 | 53,415 | 0.0% | Total Income | 234,368 | 0.0% | 0 | 0.0% | 234,368 | 317,126 | 0.0% |
| | | | | | | | Payroll & Related Expenses | | | | | | | |
| 15,364 | 0.0% | 0 | 0.0% | 15,364 | 9,776 | 0.0% | Salaries and Wages | 137,189 | 0.0% | 0 | 0.0% | 137,189 | 111,193 | 0.0% |
| 7,912 | 0.0% | 0 | 0.0% | 7,912 | 8,902 | 0.0% | Incentive | 40,846 | 0.0% | 0 | 0.0% | 40,846 | 52,825 | 0.0% |
| 6,051 | 0.0% | 0 | 0.0% | 6,051 | 4,951 | 0.0% | Payroll Taxes & Emp Benefits | 50,829 | 0.0% | 0 | 0.0% | 50,829 | 46,631 | 0.0% |
| 29,327 | 0.0% | 0 | 0.0% | 29,327 | 23,629 | 0.0% | Total Payroll & Related Expenses | 228,864 | 0.0% | 0 | 0.0% | 228,864 | 210,649 | 0.0% |
| | | | | | | | Expenses | | | | | | | |
| 0 | 0.0% | 0 | 0.0% | 0 | 0 | 0.0% | Advertising - Direct mail | 79 | 0.0% | 0 | 0.0% | 79 | 890 | 0.0% |
| 0 | 0.0% | 0 | 0.0% | 0 | 96 | 0.0% | Advertising - Newspapers | 796 | 0.0% | 0 | 0.0% | 796 | 1,021 | 0.0% |
| 0 | 0.0% | 0 | 0.0% | 0 | 0 | 0.0% | Audit & Tax | 0 | 0.0% | 0 | 0.0% | 0 | 1,200 | 0.0% |
| 0 | 0.0% | 0 | 0.0% | 0 | 0 | 0.0% | Conferences & Seminars | 0 | 0.0% | 0 | 0.0% | 0 | 60 | 0.0% |
| 0 | 0.0% | 0 | 0.0% | 0 | 0 | 0.0% | Contract Services | 0 | 0.0% | 0 | 0.0% | 0 | 6,731 | 0.0% |
| 487 | 0.0% | 0 | 0.0% | 487 | 1,521 | 0.0% | Dues & Subscriptions | 4,269 | 0.0% | 0 | 0.0% | 4,269 | 4,595 | 0.0% |
| 0 | 0.0% | 0 | 0.0% | 0 | 60 | 0.0% | Escrow Fees | 0 | 0.0% | 0 | 0.0% | 0 | 363 | 0.0% |
| 0 | 0.0% | 0 | 0.0% | 0 | 0 | 0.0% | Legal Fees | 0 | 0.0% | 0 | 0.0% | 0 | 200 | 0.0% |
| 343 | 0.0% | 0 | 0.0% | 343 | 333 | 0.0% | Licenses & Permits | 2,511 | 0.0% | 0 | 0.0% | 2,511 | 4,430 | 0.0% |
| 150 | 0.0% | 0 | 0.0% | 150 | (245) | 0.0% | Miscellaneous | 163 | 0.0% | 0 | 0.0% | 163 | (1,121) | 0.0% |
| 39 | 0.0% | 0 | 0.0% | 39 | 37 | 0.0% | Office Supplies | 2,132 | 0.0% | 0 | 0.0% | 2,132 | 1,587 | 0.0% |
| 199 | 0.0% | 0 | 0.0% | 199 | (178) | 0.0% | Postage & Courier | 2,272 | 0.0% | 0 | 0.0% | 2,272 | 5,609 | 0.0% |
| 196 | 0.0% | 0 | 0.0% | 196 | 36 | 0.0% | Printing & Stationery | 1,909 | 0.0% | 0 | 0.0% | 1,909 | 2,539 | 0.0% |
| 0 | 0.0% | 0 | 0.0% | 0 | 244 | 0.0% | Professional Fees | 956 | 0.0% | 0 | 0.0% | 956 | 901 | 0.0% |
| 128 | 0.0% | 0 | 0.0% | 128 | 306 | 0.0% | Public Relations | 2,867 | 0.0% | 0 | 0.0% | 2,867 | 2,657 | 0.0% |
| 198 | 0.0% | 0 | 0.0% | 198 | 233 | 0.0% | Telephone | 2,436 | 0.0% | 0 | 0.0% | 2,436 | 2,480 | 0.0% |
| 0 | 0.0% | 0 | 0.0% | 0 | 0 | 0.0% | Travel - Meals & Entertainment | 0 | 0.0% | 0 | 0.0% | 0 | 115 | 0.0% |
| 1,740 | 0.0% | 0 | 0.0% | 1,740 | 2,443 | 0.0% | Total Expenses | 20,390 | 0.0% | 0 | 0.0% | 20,390 | 34,257 | 0.0% |
| | | | | | | | Fixed Expenses | | | | | | | |
| 2,583 | 0.0% | 0 | 0.0% | 2,583 | 2,583 | 0.0% | Rent | 31,000 | 0.0% | 0 | 0.0% | 31,000 | 31,000 | 0.0% |
| (1,739) | 0.0% | 0 | 0.0% | (1,739) | (2,218) | 0.0% | Insurance - Liability | 9,071 | 0.0% | 0 | 0.0% | 9,071 | 14,239 | 0.0% |
| 383 | 0.0% | 0 | 0.0% | 383 | 342 | 0.0% | Depreciation | 724 | 0.0% | 0 | 0.0% | 724 | 342 | 0.0% |
| 1,227 | 0.0% | 0 | 0.0% | 1,227 | 707 | 0.0% | Total Fixed Expenses | 40,795 | 0.0% | 0 | 0.0% | 40,795 | 45,581 | 0.0% |
| 4,712 | 0.0% | 0 | 0.0% | 4,712 | 26,636 | 0.0% | Net profit | (55,681) | 0.0% | 0 | 0.0% | (55,681) | 26,639 | 0.0% |